NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Lithium Americas (Argentina) Corp. (the “Company” or “Lithium Argentina”) will be held virtually at https://meetnow.global/MU9LYN5 at 10:00 a.m. (Pacific Time) on June 20, 2024:

At the Meeting, Shareholders will be asked to consider the following matters:

1.
To receive the consolidated financial statements of the Company for the year ended December 31, 2023, together with the report of the auditors thereon.
2.
To set the number of directors (the “Directors”) of the Company at eight (8).
3.
To elect Directors of the Company for the ensuing year.
4.
To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.
5.
To approve the Company’s amended and restated equity incentive plan.
6.
To approve a non-binding advisory resolution on the Company’s executive compensation.
7.
To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the “Circular”) accompanying this notice. The board of Directors (the “Board”) has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management’s discussion and analysis of the Company for the financial year ended December 31, 2023 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company’s website at www.lithium-argentina.com or on SEDAR+ www.sedarplus.ca. All Shareholders are reminded to review the Circular before voting.

Shareholders have the right to vote if they were a Shareholder of the Company at the close of business on April 30, 2024, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who are unable to attend the virtual Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the virtual Meeting can be found in the section “Voting Information – How to Vote” in the Circular. To be valid, a Shareholders proxy must be received by the Company’s transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on June 18, 2024 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at info@lithium-argentina.com.

DATED at Vancouver, British Columbia this 10th day of May, 2024.

On behalf of the Board of Directors
(signed) “John Kanellitsas”
Executive Chair